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Exhibit 12.1

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

        The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income from continuing operations before provision for income taxes plus Fixed Charges. Fixed charges are defined as the sum of interest expenses plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Quarter Ended	Fiscal Year
(in thousands and unaudited)	3-29-04	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before provision for income taxes	$4,452	$17,604	$10,337	$9,602	$6,447	$2,919
Fixed charges	1,352	5,434	802	940	2,087	1,092

	5,804	23,038	11,139	10,542	8,534	4,011

Fixed Charges:
Interest expense	1,057	4,384	239	512	1,651	653
Estimate of interest within rental expense	295	1,050	563	428	436	439

	$1,352	$5,434	$802	$940	$2,087	$1,092

Ratio of earnings to fixed charges	4.29x	4.24x	13.88x	11.21x	4.09x	3.67x

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Statements Regarding Computations of Ratios of Earnings to Fixed Charges